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                                                                       Exhibit 8

                                      G&L
                                  -----------
                                  TENDER, LLC

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                                     NEWS
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RELEASE:                                      CONTACT:
Immediate                                     Liza Cunanan  310-273-9930
                                              E-mail: lcunanan@glrealty.com


           G&L TENDER, LLC EXTENDS TENDER OFFER FOR PREFERRED STOCK
           --------------------------------------------------------
                              TO DECEMBER 3, 2001
                              -------------------

BEVERLY HILLS, California, November 5, 2001. G & L Tender, LLC announced today that it was extending the expiration date of its tender offers for 100,000 shares of Series A Preferred Stock and 102,941 shares of Series B Preferred Stock of G & L Realty Corp. at $17.50 per share and $17.00 per share, respectively.

It is anticipated that the offers which were originally set to expire on Friday, November 2, 2001 will now expire on Monday, December 3, 2001.

The offer price and the number of shares to be purchased remain the same.

G & L Tender, LLC will be mailing a supplement to all of its preferred stockholders within the next few days describing the extension of the offers and certain additional information.

G & L Tender, LLC has been informed that as of November 2, 2001, 49,442 shares of Series A Preferred Stock and 27,445 shares of Series B Preferred Stock have been tendered. Those stockholders of the company that have already tendered their shares may withdraw them at any point prior to the expiration of the offers.

G & L Tender, LLC is a limited liability company whose sole members are Daniel
M. Gottlieb and Steven D. Lebowitz, the chief executive officer and president of G & L Realty Corp., respectively. G & L Tender, LLC was formed for the sole purpose of making a tender offer for the shares of Series A Preferred Stock and Series B Preferred Stock of G & L Realty Corp.

This press release contains forward-looking statements. These statements can be identified by the use of forward-looking terminology such as "will," "anticipate," "contemplate" and "intend." These statements represent G & L Tender's judgment concerning the future and are subject to risks and uncertainties that could cause the proposed tender offers described not to occur in the manner or in the time frame indicated in this press release. Factors influencing the proposed transactions described in

                               G&L Realty Corp.
                            Corporate Headquarters:
           439 North Bedford Drive, Beverly Hills, California 90210
                     Tel: 310-273-9930  Fax: 310-248-2222
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this press release, include, but are not limited to, changes in the general economy, the supply of, and demand for, healthcare related real estate in markets in which the company has investments, the availability of financing and governmental policies and regulations as well as delays in obtaining approvals from governmental authorities and other third parties.

                                      ###

                               G&L Realty Corp.
                            Corporate Headquarters:
           439 North Bedford Drive, Beverly Hills, California 90210
                     Tel: 310-273-9930  Fax: 310-248-2222